Oculis lodge, Incorporated
Financial Statements
September 22, 2021

Rachel Szeklinski, CPA
Waterford, Wisconsin

Independent Accountant's Review Report

To the Stockholders of Oculis lodge, Incorporated,

Introductory

We have reviewed the accompanying balance sheet of Oculis lodge, Incorporated as of September 22, 2021, and the related statements of income, stockholders' deficits, and cash flows for the period ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with the Statements on Standards for Accounting and Review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Opinion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Rachel E Szeklinski

Rachel Szeklinski, CPA

September 22, 2021

Oculis lodge, Incorporated
Balance Sheet
As of September 22,

	Assets
	2021
Current Assets	
Cash	$ -
Accounts receivable	-
Inventory	-
Prepaid expenses	-
Total Current Assets	-
Fixed Assets	
Property, plant and equipment	-
(Less: accumulated depreciation)	-
Total Fixed Assets	-
Total Assets	$ -

	Liabilities
Current Liabilities	
Accounts payable	$ -
Total Current Liabilities	-
Long-Term Liabilities	
Long-term debt	-
Total Long-Term Liabilities	-
Total Liabilities	-
Stockholders' Deficit	
Common stock (1,850,000 shares issued and 8,150,000 shares outstanding with a par value of $0.00001 per share)	19
Additional paid in capital	41,755
Accumulated deficits	(41,774)
Total Stockholders' Deficit	-
Total Liabilities and Stockholders' Deficit	$ -

Oculis lodge, Incorporated
Statement of Stockholders' Equity (Deficit)
As of September 22, 2021

	Common Stock	Additional Paid in Capital	Accumulated Deficits	Total Stockholders' Equity (Deficit)
As of January 1, 2021	$ -	$ -	$ -	$ -
Common stock issued	19	-	-	19
Additional paid in capital	-	41,755	-	41,755
Net loss	-	-	(41,774)	(41,774)
As of September 22, 2021	$ 19	$ 41,755	$ (41,774)	$ -

Oculis lodge, Incorporated
Statement of Loss
As of September 22,

		2021
Revenue	$	-
Cost of Revenue		-
Gross Profit		-
Percent of Revenue		0.0%
Operating Expenses		41,774
Operating Income		(41,774)
Percent of Revenue		0.0%
Net Loss	$	(41,774)

Oculis lodge, Incorporated
Schedule of Operating Expenses
As of September 22,

		2021
Operating Expenses		
Advertising	$	475
Crowdfunding		1,250
Design fees		1,700
Engineer fees		5,400
Environmental survey		2,800
Legal and accounting		5,064
Marketing		16,897
Permits		415
Title transfer		5,273
Travel		2,500
Total Operating Expenses	$	41,774

Oculis lodge, Incorporated
Statement of Cash Flows
As of September 22,

		2021
Cash Flows From Operating Activities		
Net loss	$	(41,774)
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		-
Net (increase) decrease in assets		-
Net increase (decrease) in liabilities		-
Total Adjustments		-
Net Cash Provided by Operating Activities:		(41,774)
Cash Flow From Investing Activities		
Purchase of fixed assets		-
Net Cash (Used) by Investing Activities		-
Cash Flows From Financing Activities		
Common stock issued		19
Additional paid in capital		41,755
Net Cash Provided (Used) by Financing Activities:		41,774
Net Increase in Cash		-
Cash - Beginning of Year		-
Cash - Ending of Year	$	-

Notes to the Financial Statements of Oculis lodge, Incorporated

Note 1 – Nature of Operations and Significant Accounting Policies

Nature of Operations

Oculis lodge, Incorporated (the Company) is a hybrid of glamping, hotels and vacation rentals, providing customers with a unique rental experience in Mount Baker, Washington.

Significant Account Policies

The accounting policies of the Company include accrual basis of accounting for book reporting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Issuance of Common Stock

The Company has 1,850,000 out of 10,000,000 shares issued with a par value of $0.00001 per share. Youri Benoiston is currently the sole stockholder of The Company.